FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Date of Report: August 10, 2015

Commission File No.: 000-29992

OPTIBASE LTD.
(Translation of registrant’s name into English)

10 Hasadnaot Street
Herzliya 4672837, Israel
+972-73-7073700
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐     No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Optibase Ltd. (NASDAQ: OBAS) ("Optibase" or the "Company") hereby reports that further to its report dated August 6, 2015 regarding the publication of the complementary notice for the offering of up to NIS 60 million nominal value of non-convertible Series A Bonds (the "Bonds") to the public in Israel, the Company conducted today a public tender on the annual interest rate of the Bonds (the "Tender"). In the Tender, the Company received orders in a principal amount of approximately NIS 76 million and accepted orders in an amount of NIS 60 million. The annual interest rate of the Bonds set in the Tender was 6.70%. For details regarding the terms of the Bonds, see the Company's announcement dated August 3, 2015.

The Bonds will be listed for trade on the Tel Aviv Stock Exchange.

The public offering of the Bonds was made in Israel to residents of Israel only. The Bonds will not be registered under the U.S Securities of Act of 1933, as amended, and will not be offered or sold in the United States absent registration or applicable exemption from the registration requirements. This report shall not constitute an offer to sell or solicitation of an offer to buy any Bonds.

This report contains forward-looking statements concerning our financing plans.  All statements other than statements of historical fact are statements that could be deemed forward-looking statements. All forward-looking statements in this report are made based on management's current expectations which involve risks, uncertainties and other factors that could cause results to differ materially from those expressed in forward-looking statements. These statements involve a number of risks and uncertainties including, but not limited to, whether or not the company will be able to raise capital through the sale of debt securities, the final terms and timing of the proposed offering, the satisfaction of customary conditions related to the proposed public offering, the impact of general economic, industry or political conditions in Israel or internationally, and other risk factors.  For a more detailed discussion of these and other risks that may cause actual results to differ from the forward looking statements in this report, please refer to Optibase's most recent annual report on Form 20-F.  The Company does not undertake any obligation to update forward-looking statements made herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPTIBASE LTD. (the “Registrant”) By: /s/ Amir Philips —————————————— Amir Philips Chief Executive Officer

Date: August 10, 2015